UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Joseph L. Maggini
c/o Magic Steel Corporation
4242 Clay Street, S.W. Suite 200
Grand Rapids, Michigan 49548
                                      (616) 532-4071
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              December 22, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph L. Maggini

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     423,428
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                                   0
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                      423,428
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                                 0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         423,428
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
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  14     TYPE OF REPORTING PERSON

         IN
-------- ----------------------------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 3, 4, and 5 by adding the material below.

Item 3.   Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares, warrants and Series B Convertible Preferred Shares described in Items 4 and 5 below.

Item 4.   Purpose of Transaction.

        Pursuant to a private equity offering, on December 22, 2003, Mr. Maggini purchased 166,666 Meritage common shares, and acquired warrants to purchase an additional 166,666 Meritage common shares which are not exercisable until one year from date of issuance. The offering was made in units of $6.00 each, with each unit consisting of one common share and warrants to purchase one common share. The warrants are divided into one-half each of a Class A Warrant to purchase one common share at a price of $6.00 per share expiring six years from the date of issuance, and a Class B Warrant to purchase one common share at a price of $9.00 per share expiring nine years from the date of issuance.

        Also pursuant to this private equity offering, on December 22, 2003, Mr. Maggini purchased 100,000 Series B Convertible Preferred Shares. The Preferred Stock is convertible into common stock at any time beginning on the first anniversary of the date of issuance of the Preferred Stock, at a conversion price of $5.57 per share of common stock, taking each share of Preferred Stock at its liquidation value of $10.00 per Preferred Share. The Preferred Shares have an annual dividend rate of $.80 per share. The right to payment of dividends shall be cumulative. The dividend is payable in equal quarterly installments on the first day of each January, April, July and October to holders of record as of the 15th day of the preceding month commencing January 1, 2004. At any time after two years from issuance, the Registrant may, upon 15 days written notice, redeem all or part of those Preferred Shares at a redemption price of $11.00 per Preferred Share plus accrued but unpaid dividends. After the third anniversary of the date of issuance, the redemption price shall be $10.00 per Preferred Share plus accrued but unpaid dividends. No voting rights are provided except as required by law with the exception that, if at any time the Registrant fails to make six quarterly dividend payments, the number of directors constituting the Registrant’s Board of Directors will be increased by two and the holders of the Preferred Stock, voting as a class with each Preferred Share having one vote, will be entitled to elect two directors to the Board, which members will remain on the Board as long as any arrearages in dividend payments remain outstanding.

Item 5.   Interest in Securities of the Issuer.

(a)

Mr. Maggini beneficially owns 416,428 common shares, 83,333 Class A Warrants, 83,333 Class B Warrants, 100,000 Series B Convertible Preferred Shares, and holds options for 7,000 common shares pursuant to Meritage’s Directors’ Share Option Plan which are or will become exercisable within 60 days. See also page 2, nos. 11 and 13.

(c)

On December 1, 2003, Mr. Maggini acquired 663 newly issued common shares as compensation due to Mr. Maggini pursuant to Meritage’s 1999 Directors’ Compensation Plan. The shares were valued at $4.53 per share which as was the average of the closing sales price on the 5 trading days before the end of the fourth fiscal quarter.

Page 3 of 4 Pages

On December 22, 2003, Mr. Maggini acquired 166,666 common shares, 83,333 Class A Warrants, 83,333 Class B Warrants, and 100,000 Series B Convertible Preferred Shares from Meritage pursuant to a private equity offering described in Item 4 above.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2003

/s/Joseph L. Maggini —————————————— Joseph L. Maggini

Page 4 of 4 Pages